17009128

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2017
Washington DC
415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68795

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silber Bennett Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16133 Ventura Blvd., Suite 700
(No. and Street)

Encino	California	91436
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jamie Bennett — 818-986-9079
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

SEC 1410 (06-02) unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jamie Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silber Bennett Financial, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public (See Attached)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

SUBSCRIBED AND SWORN TO (or affirmed) before me on this 27 day of February 2017 by Jamie Bennett proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature [signature] (SEAL)

MARY WEISSHAR
Commission # 2035518
Notary Public - California
Los Angeles County
My Comm. Expires Aug 26, 2017

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Silber Bennett Financial, Inc.
Encino, California

I have audited the accompanying statement of financial condition of Silber Bennett Financial, Inc.as of December 31, 2016 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Silber Bennett Financial, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silber Bennett Financial, Inc.as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Silber Bennett Financial, Inc.'s financial statements. The supplemental information is the responsibility of Silber Bennett Financial, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2017

SILBER BENNETT FINANCIAL, INC.

Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	24,826
Accounts receivable		111,882
Receivable from clearing organizations		14,673
Deposits from clearing organizations		27,000
Due from shareholder		180,717
Due from brokers		48,552
Other assets		28,638
Total assets	$	436,288

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	11,439
Commissions payable		12,472
Due to clearing		259
Total liabilities	$	24,170
STOCKHOLDER'S EQUITY:		
Common stock $1.00 par value (5,000 shares authorized, issued, and outstanding)		5,000
Additional paid in capital		814,268
Retained deficit		(407,150)
Total stockholder's equity		412,118
Total liabilities and stockholder's equity	$	436,288

The accompanying notes are an integral part of these financial statements

SILBER BENNETT FINANCIAL, INC.

Statement of Operations
For the year ended December 31, 2016

REVENUES:	
Fee income	$ 1,749,805
Commission income	88,762
Total income	1,838,567
EXPENSES:	
Clearing fees	32,076
Commissions	792,321
Occupancy	56,940
Salaries and wages	424,259
Travel and entertainment	238,320
Other operating expenses	467,045
Total expenses	2,010,961
NET LOSS BEFORE INCOME TAXES	(172,394)
Income tax Provision	800
NET LOSS	(173,194)

The accompanying notes are an integral part of these financial statements

SILBER BENNETT FINANCIAL, INC.

Statement of Shareholder's Equity
For the year ended December 31, 2016

		Total Member's Equity
Beginning balance January 1, 2016	$	417,312
Capital contributed		168,000
Net loss		(173,194)
Ending balance December 31, 2016	$	412,118

SILBER BENNETT FINANCIAL, INC.

Statement of Cash Flows
For the year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(173,194)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Accounts receivable		(111,882)
Receivable from clearing organizations		(14,673)
Deposits from clearing organization		(2,000)
Due from shareholder		(180,717)
Due from brokers		(48,552)
Other assets		(14,206)
Increase (decrease) in:		
Accounts payable		(2,197)
Commissions payable		12,472
Due to clearing		103
Total adjustments		(361,652)
Net cash used in operating activities		(534,846)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributed		168,000
Net cash provided by financing activities		168,000
Decrease in cash		(366,846)
Cash-beginning of period		391,672
Cash-end of period	$	24,826
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

SILBER BENNETT FINANCIAL, INC.
Notes to Financial Statements
For the year ended December 31, 2016

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Silber Bennett Financial, Inc., (the "Company"), was formed in October, 2010, in the State of California as a corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and merger and acquisition advisory services. The Company also deals on an agency basis in the trading of equities, municipal bonds, mutual funds, life insurance products, other fixed income instruments, options, and variable annuities. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money markets as cash equivalents.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of five (5) to forty (40) years by the straight-line method.

The management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 23, 2017 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2013, 2014 and 2015.

SILBER BENNETT FINANCIAL, INC.
Notes to Financial Statements
For the year ended December 31, 2016

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Stockholder, has elected to be an S Corporation and has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there is a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum franchise fee of $800.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and loses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2016

Note 2: INCOME TAXES

The Company is subject to a minimum franchise tax of $800.

Note 3: COMMITMENTS AND CONTINGENCIES

The Company committed to an office lease in March, 2016 for a period of two years. Future minimum lease payments are as follows:

Year	Amount
2017	15,720
2018	12,060

Note 4: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016 the Company had net capital of $42,329, which was $37,329 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $24,170 to net capital was 0.57 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

SILBER BENNETT FINANCIAL, INC.
Statement of Net Capital
Schedule I
For the year ended December 31, 2016

	Focus 12/31/16	Audit 12/31/16	Change
Stockholder's equity, December 31, 2016	$ 571,984	$ 412,118	$ 159,866
Subtract - Non allowable assets:			
Account receivable	111,882	111,882	-
Due from shareholder	340,583	180,717	159,866
Due from broker	48,552	48,552	-
Fixed assets	8,674	8,674	-
Other assets	19,964	19,964	-
Tentative net capital	42,329	42,329	-
Haircuts	0	0	-
NET CAPITAL	42,329	42,329	-
Minimum net capital	5,000	5,000	
Excess net capital	$ 37,329	$ 37,329	-
Aggregate indebtedness	24,170	24,170	-
Ratio of aggregate indebtedness to net capital	0.57	0.57	

The differences were caused by an adjustment to salaries and due from shareholder between the audit and focus at December 31, 2016

SILBER BENNETT FINANCIAL, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2016

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

Assertions Regarding Exemption Provisions

I, as a director of management of Silber Bennett Financial, Inc., a California corporation (the "Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

Silber Bennett Financial, Inc.

By: ______________________

JAMIE BENNETT CFO
(Name and Title)

February 23, 2017
(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Silber Bennett Financial, Inc.
Encino, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Silber Bennett Financial, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Silber Bennett Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Silber Bennett Financial, Inc., stated that Silber Bennett Financial, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Silber Bennett Financial, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Silber Bennett Financial, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2017

SILBER BENNETT FINANCIAL, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2016

SILBER BENNETT FINANCIAL, INC.

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